August 25, 2010

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kohlberg Capital Corporation

Ladies and Gentlemen:

Enclosed for filing on behalf of Kohlberg Capital Corporation (the “Company”), pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, please find a copy of (i) the Company’s single insured bond for the period from August 19, 2010 to August 19, 2011, (ii) the resolution of a majority of the board of directors of the Company who are not “interested persons” approving the amount, type, form and coverage of the single insured bond, and (iii) a statement as to the period for which premiums have been paid.

Please call me at (212) 455-8300 if you have any questions.

Sincerely,

/s/ Michael I. Wirth
Michael I. Wirth
Chief Financial Officer,
Chief Compliance Officer
and Secretary

Enclosure